File No. 70-10149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1/A

AMENDMENT NO. 1 TO
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

TRANSLink Management Development Corporation
TRANSLink Development Company, LLC
TRANSLink Management
TRANSLink Transmission Company, LLC
512 Nicollet Mall
Minneapolis, MN 55401

(Names of companies filing this statement and
addresses of principal executive offices)

TRANSLink Management

(Name of top registered holding company parent)

Kent M. Ragsdale, General Counsel & Secretary
TRANSLink Management Development Corporation
512 Nicollet Mall
Minneapolis, MN 55401

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Joanne C. Rutkowski
Stephanie Smith
Baker Botts LLP
The Warner
1299 Pennsylvania Ave., NW
Washington, DC 20004

     TRANSLink Management Development Corporation and TRANSLink Development Company, LLC, TRANSLink Management and TRANSLink Transmission Company, LLC hereby withdraw the Form U-1 Application, Declaration filed on July 24, 2003.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this Application/Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2004

TRANSLINK MANAGEMENT DEVELOPMENT CORPORATION
TRANSLINK DEVELOPMENT COMPANY, LLC
TRANSLINK MANAGEMENT
TRANSLINK TRANSMISSION COMPANY, LLC

By:	/s/ Kent M. Ragsdale
Kent M. Ragsdale
General Counsel & Secretary TRANSLink Management Development Corporation